Jack Levy
Partner
(212) 735-8764
jlevy@morrisoncohen.com
September 1, 2009
VIA EDGAR AND FEDERAL EXPRESS
Ms. Kathleen Krebs, Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	TM Entertainment and Media, Inc. Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed on August 12, 2009 File No. 001-33746
Dear Ms. Krebs:
On behalf of TM Entertainment and Media, Inc., a Delaware corporation (“TM”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 to the Preliminary Schedule 14A for TM (the “Amended Schedule 14A”), including exhibits, in connection with the acquisition by TM of Hong Kong Mandefu Holding Limited (“CME”).
The Amended Preliminary Schedule 14A incorporates changes responsive to the comments set forth in the Commission’s letter to Mr. Theodore S. Green, dated August 21, 2009. For your convenience, we have repeated each comment prior to the response in bold. All references to page numbers in our discussion below each heading are to the pages in the Amended Schedule 14A. The references to page numbers in the headings are to Amendment No. 1 to the Preliminary Schedule 14A filed on August 12, 2009 (the “Original Schedule 14A”).
We are also sending 3 courtesy copies of this letter to you by courier, together with 2 clean and 3 marked copies of the Amended Schedule 14A, marked to show changes from the Original Schedule 14A as filed, and the materials referenced in response 3 below.
General
1.	It appears that you have bundled together under the charter amendment proposal proposed actions that are separate matters that require separate consideration by your stockholders. For example, please revise to include as a separate proposal the increase in the number of authorized shares of common stock which you have recently added to your charter amendment proposal. Please similarly unbundle the proposals on your form of proxy card. See Rule 14a-4(a)(3) and the September 2004 Interim Supplement to the Manual of Publicly Available Telephone Interpretations

available on our website at http://www.sec.gov/interps/telephone/phonesupplement5.htm.

We have made the requested changes.
2.	Please revise your preliminary proxy card to indicate that the proxy card and proxy statement are “preliminary” copies. See Rule l4a-6(e)(l). Please also revise the proxy card to briefly indicate which proposals are conditioned on the approval of others. See Rule 14a-4(a).

We have made the requested changes. Please see the form of proxy card.

3.	We note your response to comment six and we have reviewed the supplemental materials you provided to us.
•	We note the statements in your preliminary proxy statement that as of July 31, 2008, 57% of all passengers traveling on inter-city express buses installed with television displays in China were within CME’s network. Please either tell us how the materials you provided to us support these statements or provide us with additional data.

•	We note the statements in your preliminary proxy statement that China was the third largest economy in the world in 2008. We also note the information you provided to us which provides China’s GDP in 2008. Please either tell us how the materials you provided to us support these statements or provide us with additional data.
We are providing you with material to support both of these statements supplementally.
     Summary of the Proxy Statement, page 2
4.	We note your response to comment 12 from our letter dated July 29, 2009. As your certificate of incorporation requires that any business combination have a fair market value of at least 80% of the company’s net assets at the time of the acquisition, please revise your summary section to disclose the board’s determination of whether the proposed transaction meets the 80% requirement.

We have made the requested changes. Please see page 7.

5.	We note your response to comment 14 from our letter dated July 29, 2009. Please revise your disclosure to clarify whether you are permitted to redeem the warrants prior to your payment of the full $20.9 million to the sellers.

We have made the requested change. Please see page 4.

6.	We note your response to comment 22 from our letter dated July 29, 2009. Please provide us with a more detailed explanation as to why you do not have the ability to determine the percentage of CME’s revenues that were attributed to the identified advertisers (either individually or in the aggregate) or are not otherwise able to provide disclosure addressing the significance of the listed advertisers to CME.

CME sold over 95% and 90% of its total advertising time slots through advertising agencies during the year ended December 31, 2008 and for the three months ended March 31, 2009, respectively. These advertising agencies purchase time slots from CME and in turn resell such time directly to advertisers. The specific advertisers mentioned purchased advertising slots through advertising agencies. Therefore, CME does not have a break down of the percentages of revenues from each of the specific advertisers as they do not sell advertising directly to these companies.
Questions and Answers About the Transaction.., page 11
Do I need to send in my stock certificates now, page 15
7.	We note your response to comment 19 from our letter dated July 29, 2009. Please briefly clarify how you will process any stock certificates stockholders submit to you prior to the special meeting in the event the proposed transaction is not approved.

We have made the requested changes. Please see page 16.
“If the PRC government determines that CME was obligated to register as an out of hone advertising network operator...” page 35
8.	We note your response to comment 32 from our letter dated July 29, 2009. Please revise your disclosure to include the information you provided in your response to our comment.

We have made the requested changes. Please see page 36.
Actions That May be Taken to Secure Approval of TM’s Stockholders, page 58
9.	We note your response to comments five and 25 from our letter dated July 29, 2009 as well as your revised disclosure on pages nine and 57. Please revise your disclosure to clarify your use of the term “forward contract” and indicate whether the parties have agreed upon the material terms of such agreement. Disclose when TM expects to enter into an agreement with Opportunity Partners L.P. with respect to the proposed transaction.

We have made the requested changes. Please see pages 9-10 and 59-60.

10.	Please clarify here and in the summary section why the potential actions described in this section, including the potential forward contract with Bulldog, are not, in effect, a waiver of the voting requirement or the limitation on conversion and why it is consistent with the terms of the initial public offering as described in the initial public offering prospectus and the requirements of the company’s charter.

We have added disclosure in the summary section and in this section to the effect that these arrangements may give rise to rescission rights. We also added a risk factor to such effect. Please see pages 10, 61 and 47-48.

11.	We note your disclosure about when and how you will inform stockholders of any purchases of TM’s common stock by TM, CME or affiliates of TM and CME. Given that any such purchases described here could have material impacts on the amount of funds available to the combined company following the business combination and the relative ownership of the company, among other items, please disclose here, in the summary section and in a risk factor that TM stockholders may not have time to consider the impact of this material information before submitting a proxy (or if a proxy has already been submitted, may not have time to revoke such proxy).

We have made the requested changes. Please see pages 20 and 60.
Background of the Transaction. Page 62
12.	We note your response to comment 39 from our letter dated July 29 2009. Please revise your disclosure on page 66 to indicate whether the letter of intent addressed the terms of TM’s “permitted financing.” As previously requested, please revise your disclosure to discuss in more detail the negotiations of the definition and terms of such financing and the minimum amount of working capital that TM would be required to deliver. We also note that it appears that the form and amount of consideration changed from the letter of intent to the ultimate share exchange agreement. Please revise your disclosure to explain the process by which this change, as well as any other changes to material terms, came about.

The form and amount of consideration did not change from the letter of intent to the ultimate share exchange agreement. We have made the requested changes. Please see pages 68 and 69.

13.	We note your response to comment 40 from our letter dated July 29, 2009. Please revise your disclosure to address the “material issues” the parties discussed on March 13, 2009 and March 16, 2009.

We have made the requested changes. Please see page 69.

14.	We note your response to comment 41 from our letter date July29, 2009. Item 1015(b) of Regulation M-A requires, among other things, a summary of any report which shall include the findings and recommendations and the bases for arriving at such findings and recommendations. Please revise your disclosure to include this information with respect to the presentation provided by Pali on December 10, 2008 and the financial model provided on April 23, 2009.

We have made the requested changes. Please see pages 67 and 69-70.
Satisfaction of Requirement that the Transaction has a Fair Market Value Equal to at least 80.0% of TM’s Net Assets, page 69

15.	We note your response to comment 46 from our letter dated July 29, 2009. Currently, the disclosure in this section focuses only on the fact that the minimum consideration to be paid in the transaction is more than 80% of TM’S net assets. If the value of the consideration to be paid is the sole basis for the TM board’s determination that the 80% requirement is met then so state. However, it appears that the board conducted other analyses and valuations. For example, we note your disclosure on page 67 pertaining to the board’s consideration of CME’s “attractive” valuation relative to its public comparables on a price to earnings multiple basis and your statement on page 68 that the board placed “heavy emphasis” on the price to earnings multiples of publicly traded companies that it deemed to be comparable to CME and compared those to the earnings multiple embedded in TM’s transaction with CME. For each financial and valuation analysis conducted by the TM board, provide a reasonably thorough description of the analysis and explain how the analysis supports the board’s conclusion that the fair market value of CME is equal to at least 80% of TM’s net assets. For example, please provide additional disclosure about the bases for the board’s analysis of CME’s “attractive” valuation on a price to earnings multiple basis.

Such disclosure should also identify the public companies the board deemed to be comparable to CME.

We note that for the purposes of determining whether the 80% test, TM’s board of directors relied solely on the valuation of the consideration to be paid in the proposed transaction. As clarified in our response to comment number 14 above, TM’s board of directors also considered the value of CME’s business based on various trading multiples of comparable companies for the purpose of determining whether the proposed transaction was a favorable transaction for TM and its stockholders.

We have revised the relevant disclosure accordingly. Please see pages 71 and 72.

16.	We note your response to comment 48 from our letter dated July 29, 2009 and your revised disclosure on page 68. Please further expand your disclosure to address the other standards generally accepted by the financial community that the board of directors relied upon in making its decision to enter into the share exchange agreement.

We have made the requested changes. Please see page 71.

The Charter Amendment Proposal, page 86
17.	Please disclose whether the increase in authorized shares of common stock is necessary to have sufficient shares to issue in the transaction, including the potential earn-out shares. Disclose the number of shares issued and outstanding, reserved for issuance (identifying the purpose) and available for issuance assuming approval of the merger.

We have made the requested changes. Please see the Section entitled “THE AUTHORIZED SHARE INCREASE PROPOSAL”.
Agreements that Provide CME Effective Control over Fujian Fenzhong, page 94
18.	Please revise your disclosure to clarify the rights, if any, that each party to the framework agreements has to terminate each such agreement.

We are advised that none of the parties have the right to terminate the framework agreements. We have revised the disclosure accordingly. Please see page 97.
Capital Expenditures, page 142
19.	We note your response to comment 61 from our letter dated July 29, 2009. In order to provide context for your revised disclosure, please revise the second bullet point on page 142 to indicate the number of bus stations and buses CME intends to upgrade to local wireless network technology.

We have made the requested changes. Please see page 145.
Hong Kong Mandefu Holding Limited financial statements
General
20.	Please update your financial statements to provide interim financial statements for the periods ended June 30, 2009.

We have updated TM’s financial statements to provide interim financial statements for the period ended June 30, 2009. We expect to update CME’s interim financial statements for the period ended June 30, 2009 and the relevant pro forma financial statements of TM and CME in a subsequent filing, when CME’s interim financial statements for the period ended June 30, 2009 become available.
Summary of Significant Accounting Policies, page F-32
Revenue Recognition, page F-35

21.	We note your response to comment 68 from our letter dated July 29, 2009. We note your statement that the “advertiser will be guaranteed with a minimum number of showing of their advertisements on the CME’s platform.” We further note that the sales contracts are based on the number of advertising minutes to be shown per month. It is unclear from your response what would happen if you were unable to meet the guaranteed minimum number of showings under the contract. More specifically, tell us how you account for shortfalls in advertising minutes delivered in a given month. If you are recognizing revenues ratably yet still have an obligation at the end of each month to provide advertising services that were not delivered in the previous month, it appears that you may be recognizing revenues prior to the, date that they are earned. Further, tell us why “the recognition would be the same whether recording revenue as the advertising is broadcast or monthly.”

In response to this comment, we are advised as follows:

CME’s broadcasting format contains 30 minutes of content, 10 minutes (Type A time slot) of advertisements, then 30 minutes of content and then 20 minutes (Type B time slot) of advertisements. The Type A and Type B time slots are repeated in the buses while the content is not. CME guarantees the minimum number of buses that show the advertisements in each area.

If CME were unable to provide sufficient buses that show the advertisements in an area, CME will provide a discount to the advertisers. Normally there is no shortfall as the bus operators guarantee the minimum number of buses that they provide in an area. The revenue is not recorded until it is earned. As CME has not experienced any shortfall in the past, it considers the revenue to be reliably measured and properly recorded ratably under the contracted period.

The recognition would be the same whether recording revenue as the advertising is broadcast or monthly as the customer is invoiced at the end of the month after all contracted advertisements have been broadcasted. CME records revenue based upon the stated contract rate and has not experienced any shortfalls in advertising broadcasts.
Cost of Sales, page F-35
22.	We note your response to comment 69 from our letter dated July 29, 2009. Please revise your disclosures to incorporate the details included in the first paragraph of your response.

We have made the requested changes. Please see page F-37.

Should you have any questions regarding the foregoing, please do not hesitate to contact Jack Levy at (212) 735-8764 or Eitan Tabak at (212) 735-8628.
Sincerely,
/s/ Jack Levy
Jack Levy

cc:	Mitchell Nussbaum, Esquire, Counsel, Hong Kong Mandefu Holding Limited Theodore S. Green, Chairman and Co-CEO, TM Entertainment and Media, Inc. Malcolm Bird, Co-CEO, TM Entertainment and Media, Inc.